FORM 4

Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. *See* Instruction 1(b).

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

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Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1934 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

1. Name and Address of Reporting Person*

Shuck (Last) **Robert** (First) **F. III** (Middle)

880 Carillon Parkway (Street)

St. Petersburg (City) **FL** (State) **33716** (ZIP)

2. Issuer Name and Ticker or Trading Symbol

Raymond James Financial (RJF)

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Day/Year

January 17, 2003

5. If Amendment Date of Original (Month/Day/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

__X__ Director

______ 10% Owner

__X__ Officer (give title below)

______ Other (specify below)

Vice Chairman

7. Individual or Joint/Group Filing (Check Applicable Line)

_X_ Form filed by One Reporting Person

___Form filed by More than One Reporting Person

Table I — Non Derivative Securities Acquired, Disposed of , or beneficially Owned

1. Title of Security (Instr. 3) Raymond James Financial, Inc. (RJF)	2. Trans-action Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year	3. Trans-action Code (Instr. 8) Code	V	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5) Amount	(A) or (D)	Price	5. Amount of Securities Beneficially Owned at Following Reported Transactions (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
RJF Common Stock	1/15/2003		M		3,750	A	$ 22.167	258,237	D	
RJF Common Stock								215,893	I	Spouse
RJF Common Stock								2,981	I	ESOP

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, *see* Instruction 4(b)(v).

(Over)

SEC 1474 (7-96)

FORM 4 (continued)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3.A Deemed Execution Date, if any (Month/Day/Year)	4. Transaction Code (Instr. 8)		5. Number or Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of derivative Securities Beneficially Owned at End of deriv- Month (Instr. 4)	10. Ownership Form of Security: Direct (D) or Indirect (I) Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisible	Expiration Date	Title	Amount or Number of Shares				
Employee Stock Option (Right to buy)	**$ 22.167**	**1/15/2003**		**M**			**3,750**								
Employee Stock Option (Right to buy)								**9/28/2003**	**9/28/2004**	**Common stock**	**200**	**20.5000**			
Employee Stock Option (Right to buy)								**9/27/2004**	**9/27/2005**	**Common stock**	**1000**	**19.1875**			
Employee Stock Option (Right to buy)								**10/2/2005**	**10/2/2006**	**Common stock**	**300**	**31.3750**			
Employee Stock Option (Right to buy)								**10/1/2006**	**12/1/2006**	**Common stock**	**300**	**26.0500**			
Employee Stock Option (Right to buy)								**11/28/04-11/28/06**	**1/28/2007**	**Common stock**	**4,000**	**32.0000**			
Employee Stock Option (Right to buy)								**11/28/2004**	**1/28/2007**	**Common stock**	**325**	**32.0000**			
Employee Stock Option (Right to buy)								**11/28/04-11/28/06**	**1/28/2007**	**Common stock**	**425**	**32.0000**			
Employee Stock Option (Right to buy)								**11/21/05-11/21/07**	**1/21/2008**	**Common stock**	**300**	**32.5400**	**6,850**	**D**	
Call options (obligation to sell)								**11/4/2002**	**5/17/2003**	**Common stock**	**5,000**	**190.00**		**D**	
Call options (obligation to sell)								**11/4/2002**	**5/17/2003**	**Common stock**	**5,000**	**190.00**		**I**	**Spouse**

Explanation of Responses:

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations,
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

/S/ ROBERT F. SHUCK — **Signature of Reporting Person

1/16/2003 — Date

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see Instructions 6 for procedure.

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